## 6. ACQUISITIONS

After the close of business on July 16, 2010, the Fund acquired the net assets of Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund. The purpose of the transaction was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund. Shareholders holding Class 1 and Class 2 shares of Evergreen VA Fundamental Large Cap Fund received Class 1 and Class 2 shares, respectively, of the Fund in the reorganization. Existing shareholders of Wells Fargo Advantage VT Large
Company Core Fund received Class 2 shares of the Fund in the reorganization. The Fund was newly created to receive the assets of Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund. Evergreen VA Fundamental Large Cap Fund became the accounting and performance survivor in the reorganizations.

The investment portfolio of Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund with fair values of $115,710,077 and $8,948,186, respectively, and identified costs of $107,871,481 and $9,585,014, respectively, on July 16, 2010 were the principal assets acquired by the Fund. For financial reporting
purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund were carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with
amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized gains or losses acquired, exchange ratio and number of shares issued were as follows:

Evergreen VA Fundamental Large Cap Fund Value of Net assets $115,708,933 Unrealized $7,838,596
Exchange Ratio 1.00 Number of shares issued 2,977,966 Class 1
Exchange ratio 1.00 Number of shares issued 4,248,849 Class 2
Wells Fargo Advantage VT Large
Company Core Fund Value of Net Assets 8,994,391 Unrealized (636,828)
Exchange Ratio 0.72 Number of Shares issued 562,629 Class 2

The aggregate net assets of the Fund immediately after the acquisitions were $124,703,324. Assuming the acquisitions had been completed January 1, 2010, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended December 31, 2010 would have been:

Net investment income $ 1,153,573
Net realized and unrealized gains (losses) on investments $19,454,530
Net increase in net assets resulting from operations $20,608,103